Triera Biosciences - a Zentek Company - Launches Contract
Research Organization Services for Custom Aptamer Discovery,
Biosensor Enablement, and Machine-Learning Classification

Backed by an Exclusive 20-Year McMaster University License,

Triera Targets High-Priority Infectious Disease and Oncology Detection Markets

Across Canada, the United States, and Europe

Guelph, Ontario, March 25, 2026 - Zentek Ltd. (TSX-V: ZEN) (NASDAQ: ZTEK) ("Zentek" or the "Company") announces that its wholly-owned subsidiary, Triera Biosciences Ltd. ("Triera"), plans to begin offering contract research organization ("CRO") services for custom aptamer discovery, biosensor enablement, and machine-learning ("ML") classification support to pharmaceutical, biotechnology, and diagnostics organizations in Canada, the United States, Europe, and other markets that require high-performance molecular recognition tools but do not have in-house SELEX expertise, biosensor engineering capability, or ML classification systems to develop them.

A Differentiated Platform Built on Deep Science

Triera's aptamer discovery capabilities were developed in collaboration with Dr. Yingfu Li's research team at McMaster University, a globally recognized leader in functional nucleic acid chemistry and SELEX methodology. Triera holds an exclusive, worldwide, royalty-bearing license from McMaster University to use and practice aptamer applications developed through this collaboration for the next 20 years: a durable scientific foundation the Company believes represents a meaningful competitive position in the CRO services landscape.

What distinguishes Triera's CRO model is its integration of three capabilities within a single engagement: (i) custom aptamer discovery and optimization via SELEX, (ii) biosensor engineering and integration support, and (iii) optional ML classification systems for signal interpretation. Aptamers are chemically synthesized, enabling consistent batch-to-batch production, rapid iteration, and defined stability profiles - structural advantages over antibody-based molecular recognition tools in certain diagnostic and sensing applications.

Triera's current catalogue contains aptamers for clinically and commercially significant targets including influenza A, SARS-CoV-2, vascular endothelial growth factor (VEGF, a solid tumour biomarker), syphilis, norovirus, and Clostridioides difficile, among others under development, with binding affinity values (Kd) reported in the sub-nanomolar range for selected research targets.

Target Disease Areas - Global Burden & Addressable Market*

Target	Global Disease Burden	Diagnostic Market Size	Growth Rate
Influenza A	3-5M severe illness cases/year 290K-650K respiratory deaths/year H5N1 pandemic risk actively monitored globally	USD 1.5B (2025, rapid influenza diagnostics) USD 2.6B projected by 2033	7.1% CAGR 2025-2033
Syphilis	8M new adult cases/year 230K deaths/year 700K congenital syphilis cases (2022)	USD 1.1B (2024, STI diagnostics) USD 2.5B+ projected by 2032	9.8% CAGR 2024-2032
VEGF (a cancer biomarker)	18M new cases/year; 9.0M deaths; 35M+ projected by 2050 (+77%) 1 in 5 people develop cancer in their lifetime	USD 109.6B (2024, cancer diagnostics) USD 155B projected by 2030	6.1% CAGR 2024-2030
Norovirus	685M cases/year 200K deaths/year USD 60B annual global economic burden	USD 800M+ (2024, GI molecular diagnostics) No FDA-approved vaccine - active diagnostics gap	~8% CAGR (GI diagnostics)
C. difficile	Fastest-growing diarrheal pathogen burden globally DALYs ~doubled 1990-2021 8.3% 30-day case fatality rate	USD 560M+ (2024, CDI diagnostics) Institutional procurement channel well-established	~7% CAGR (HAI diagnostics)

Asset-Light CRO Model: Client Funded, IP Retained

Triera operates as an upstream molecular recognition supplier: it develops and delivers validated aptamer sequences and biosensor-ready outputs to pharmaceutical, biotechnology, and diagnostics manufacturers, while retaining ownership of all underlying intellectual property. Client engagements are structured to be funded by the client, consistent with Zentek's broader asset-light, IP-commercialization strategy.

In alignment with Zentek's strategic focus, Triera expects these planned CRO activities may help generate earlier and more predictable revenue, supporting internal development capacity and the Company's broader diagnostic and pharmaceutical product initiatives. Successful engagements may expand into follow-on programs and, where appropriate, licensing or product partnerships. Organizations interested in exploring a project can contact the Company using the information below.

Commentary

"Triera was built to commercialize a deep body of aptamer science into real-world diagnostics and therapeutics," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek Ltd. "Our platform is grounded in one of the world's leading academic aptamer programs, protected by a 20-year exclusive license, and aligned with the most urgent diagnostic gaps in infectious disease and oncology across North America and Europe. By offering CRO services, we can help pharmaceutical and biotech teams access custom molecular recognition tools and accelerate their development timelines, while generating near-term revenue that supports Triera's long-term product roadmap."

About Triera Biosciences Ltd.

Triera holds an exclusive, worldwide, royalty-bearing license from McMaster University to use and practice aptamer applications developed through the collaboration with the Li Lab for the next 20 years. Triera and McMaster's combined expertise and capabilities in aptamer technology offer potential to reduce the cost and time required for the development of new treatments.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

* Table sources (burden; market): (1) Influenza A: World Health Organization (WHO), "The burden of influenza" (30 Mar 2024) (3-5M severe cases; 290K-650K respiratory deaths/yr); Data Bridge Market Research, "Global Rapid Influenza Diagnostics Market…Forecast to 2033" (accessed Mar 24, 2026) (USD 1.50B 2025; USD 2.72B 2033; CAGR 7.75%). (2) Syphilis: WHO/United Nations Office at Geneva, "WHO reports major increase in sexually transmitted infections" (21 May 2024) (8M new adult cases in 2022; 230K deaths); WHO (GHO), "Data on syphilis" (accessed Mar 24, 2026) (context re congenital syphilis); Mordor Intelligence, "STD Diagnostics Market…(2020-2031)" (accessed Mar 24, 2026) (market estimates; methodology per publisher). (3) Cancer/VEGF: International Agency for Research on Cancer (IARC), "New report on global cancer burden in 2022…" (4 Apr 2024) / Bray et al., CA Cancer J Clin (2024) (≈20M new cases; 9.7M deaths; 35M by 2050; +77%); Grand View Research, "Cancer Diagnostics Market…(2025-2030)" (accessed Mar 24, 2026) (USD 109.61B 2024; USD 155.07B 2030; CAGR 6.14%). (4) Norovirus: WHO, "Norovirus" (updated Apr 30, 2022; accessed Mar 24, 2026) and U.S. CDC, "Norovirus Facts and Stats" (8 May 2024) (≈685M cases/yr; ≈200K deaths/yr; ≈USD 60B economic burden); market estimates per third-party publisher as noted above. (5) C. difficile: Global Burden of Disease (GBD) 2021-based analyses (e.g., Xia et al., Annals of Medicine (2025) / Chen et al., Antibiotics (2025)) (1990-2021 burden trends); additional peer-reviewed analysis (Zhao et al., Eur J Clin Microbiol Infect Dis (6 Mar 2026)) (1990-2021 trends); market estimates per third-party publisher as noted above. Market size and growth figures are third-party estimates provided for reference only; such estimates may differ by source methodology and are not indicative of Zentek's actual or future performance. This information is provided for reference only and may not be indicative of Zentek's actual or future performance

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com